FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

Issued: 21 March 2014, London, UK - LSE Announcement

GSK publishes historical quarterly restated financial information

As previously announced, for 2014, GlaxoSmithKline (LSE:GSK) will adopt a revised presentation for the analysis of its Pharmaceuticals and Vaccines turnover by segment, product and therapeutic area that identifies revenues from an Established Products Portfolio as a new segment.  This new segment comprises a portfolio of over 50 tail brands.

GSK has also announced its intention to report core results performance for 2014 measured against 2013 core results excluding the results attributable to divestments completed during 2013. In addition to reporting core results, GSK will continue to report its total results measured against 2013 total results.

The revised reporting approach reflects the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).
In addition, the classification of certain products has been changed in 2014, including:

•	The transfer of the OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to the Consumer Healthcare business in the majority of emerging markets;
•
The combination of certain previous therapeutic categories into a new therapeutic category presentation that reflects the key areas of focus for the business and the impact of the transfer of the majority of the brands in some therapeutic areas into the new Established Products Portfolio;

•	The transfer of the OTC vitamins brands from inclusion under the Wellness category in Consumer Healthcare to inclusion under the Nutrition category.

In 2014, GSK also intends to report Pharmaceuticals and Vaccines turnover by product for the Japan segment.  The previous EMAP segment is now named Emerging Markets.

In order to assist future comparability with historical data, for each quarter since the period ended 31 March 2013, and for the full years 2012 and 2013, this release includes the following information presented on a like-for-like basis with the classifications that will be reported in 2014:

•      Core results excluding the results attributable to divestments completed during 2013;

•      Pharmaceuticals and Vaccines turnover by product and region (excluding turnover attributable to divestments completed during 2013);

•      Consumer Healthcare turnover by category and region (excluding turnover attributable to divestments completed during 2013);

•      CER growth rates have been calculated for 2013 excluding the impact on the growth rate of the divestments completed in 2013 but including the impact of divestments completed in earlier periods.

An Excel version of this data will be available on www.gsk.com/investors.

V A Whyte
Company Secretary
21 March 2014

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.
Reconciliations of core results as previously reported to total results for 2013 have been included in an appendix to this document.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2013 has been derived from the full Group accounts published in the Annual Report 2013.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2013.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Group turnover by segment		2013		Q4 2013
		-----------------------------------		-----------------------------------
		£m	Growth CER%	£m	Growth CER%
		------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	US	5,817	4	1,514	11
-	Europe	4,226	3	1,100	-
-	Emerging Markets	3,370	3	983	9
-	Japan	1,058	6	316	26
-	ViiV Healthcare	1,386	-	385	15
-	Established Products	3,874	(8)	947	(9)
-	Other trading and unallocated pharmaceuticals	1,115	11	328	26
		------------	------------	------------	------------
Pharmaceuticals and Vaccines		20,846	1	5,573	6
Consumer Healthcare		4,756	2	1,127	-
		------------	------------	------------	------------
Segment turnover excluding divestments		25,602	2	6,700	5
		------------	------------	------------	------------
Segment turnover including divestments		26,505	1	6,906	5
		------------	------------	------------	------------

		9 months 2013		Q3 2013
		-----------------------------------		-----------------------------------
		£m	Growth CER%	£m	Growth CER%
		------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	US	4,303	2	1,522	4
-	Europe	3,126	4	1,049	9
-	Emerging Markets	2,387	1	781	(7)
-	Japan	742	(1)	210	3
-	ViiV Healthcare	1,001	(5)	344	(5)
-	Established Products	2,927	(8)	906	(9)
-	Other trading and unallocated pharmaceuticals	787	6	272	10
		------------	------------	------------	------------
Pharmaceuticals and Vaccines		15,273	-	5,084	-
Consumer Healthcare		3,629	3	1,190	4
		------------	------------	------------	------------
Segment turnover excluding divestments		18,902	-	6,274	1
		------------	------------	------------	------------
Segment turnover including divestments		19,599	-	6,510	1
		------------	------------	------------	------------

		6 months 2013		Q2 2013
		-----------------------------------		-----------------------------------
		£m	Growth CER%	£m	Growth CER%
		------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	US	2,781	1	1,439	11
-	Europe	2,077	2	1,060	4
-	Emerging Markets	1,606	6	840	3
-	Japan	532	(3)	229	3
-	ViiV Healthcare	657	(5)	339	(4)
-	Established Products	2,021	(8)	1,018	(10)
-	Other trading and unallocated pharmaceuticals	515	4	260	4
		------------	------------	------------	------------
Pharmaceuticals and Vaccines		10,189	-	5,185	2
Consumer Healthcare		2,439	2	1,188	2
		------------	------------	------------	------------
Segment turnover excluding divestments		12,628	-	6,373	2
		------------	------------	------------	------------
Segment turnover including divestments		13,089	-	6,618	2
		------------	------------	------------	------------

		Q1 2013
		-----------------------------------
		£m	Growth CER%
		------------	------------
Pharmaceuticals and Vaccines
-	US	1,342	(7)
-	Europe	1,017	1
-	Emerging Markets	766	9
-	Japan	303	(7)
-	ViiV Healthcare	318	(5)
-	Established Products	1,003	(5)
-	Other trading and unallocated pharmaceuticals	255	3
		------------	------------
Pharmaceuticals and Vaccines		5,004	(2)
Consumer Healthcare		1,251	1
		------------	------------
Segment turnover excluding divestments		6,255	(2)
		------------	------------
Segment turnover including divestments		6,471	(2)
		------------	------------

		2012
		-----------------------------------
		£m
		------------
Pharmaceuticals and Vaccines
-	US	5,508
-	Europe	3,956
-	Emerging Markets	3,309
-	Japan	1,203
-	ViiV Healthcare	1,374
-	Established Products	4,351
-	Other trading and unallocated pharmaceuticals	1,035
		------------
Pharmaceuticals and Vaccines		20,736
Consumer Healthcare		4,747
		------------
Segment turnover excluding 2013 divestments		25,483
		------------
Segment turnover including 2013 divestments		26,431
		------------

Pharmaceuticals and Vaccines turnover
Twelve months ended 31 December 2013
	Total		USA		Europe		Emerging Markets		Japan
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	7,289	4	3,594	7	1,802	(2)	837	4	554	10
Avamys/Veramyst	249	5	42	(29)	69	8	71	16	49	28
Flixotide/Flovent	796	2	482	6	117	(7)	58	7	42	(7)
Relvar/Breo	8	-	5	-	-	-	-	-	3	-
Seretide/Advair	5,274	4	2,769	8	1,458	(2)	429	4	277	8
Ventolin	642	2	291	4	127	(2)	171	2	9	-
Other	320	4	5	(69)	31	(6)	108	(1)	174	14

Oncology	969	22	380	17	339	28	149	18	63	36
Arzerra	75	23	46	18	27	29	-	-	1	-
Mekinist	10	-	10	-	-	-	-	-	-	-
Promacta	186	46	73	33	55	47	22	92	30	44
Tafinlar	16	-	11	-	4	-	-	-	-	-
Tyverb/Tykerb	207	(13)	55	(21)	82	(9)	47	(9)	17	(5)
Votrient	331	80	144	56	130	91	37	77	9	>100
Other	144	(23)	41	(40)	41	(17)	43	2	6	(25)

Cardiovascular, metabolic and urology (CVMU)	1,073	(5)	456	(27)	308	18	135	27	114	25
Avodart	857	10	312	(3)	273	15	104	27	114	25
Other	216	(40)	144	(53)	35	48	31	24	-	-

Immuno-inflammation	161	>100	148	>100	8	100	1	-	-	-
Benlysta	146	>100	134	>100	8	100	1	-	-	-
Other	15	-	14	-	-	-	-	-	-	-

Other	2,674	5	261	(25)	720	2	1,124	2	291	36
Dermatology	631	(5)	115	(37)	170	6	289	8	28	3
Augmentin	630	5	1	-	203	(3)	393	11	13	(6)
Other anti-bacterials	224	(4)	7	-	66	5	148	(4)	3	-
Rare diseases	495	7	113	(4)	129	1	48	2	184	18
Other	694	18	25	(37)	152	6	246	(11)	63	>100

Vaccines	3,420	2	978	17	1,049	3	1,124	1	36	(76)
Boostrix	288	19	183	23	65	19	20	25	-	-
Cervarix	172	(37)	6	-	61	11	92	23	10	(90)
Fluarix, FluLaval	251	25	146	65	35	(21)	43	(2)	-	-
Hepatitis	629	(4)	263	(3)	198	(3)	123	(2)	-	-
Infanrix, Pediarix	862	9	271	23	398	2	132	11	-	-
Rotarix	375	5	108	7	59	49	164	3	25	(30)
Synflorix	405	2	-	-	48	2	350	1	-	-
Other	438	(4)	1	(100)	185	2	200	(14)	1	-

	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Innovative products	15,586	4	5,817	4	4,226	3	3,370	3	1,058	6
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	1,386	-	552	5	526	(3)	171	(12)	54	14
Combivir	116	(36)	35	46	39	(41)	35	(56)	3	(11)
Epzicom/Kivexa	763	14	269	9	328	11	78	38	36	21
Lexiva/Agenerase	113	(11)	62	(10)	27	(22)	18	(1)	3	(7)
Selzentry	143	10	58	1	63	8	6	67	3	49
Tivicay	19	-	19	-	-	-	-	-	-	-
Trizivir	97	(10)	58	(6)	32	(17)	4	(26)	-	-
Other	135	(20)	51	(25)	37	(26)	30	(8)	9	(5)

Established products	3,874	(8)	1,300	(7)	718	(14)	1,157	(5)	595	(5)
Coreg	131	(2)	130	(2)	-	-	-	-	-	-
Hepsera	96	(21)	-	-	-	-	70	(28)	25	(3)
Imigran/Imitrex	188	1	80	11	63	(7)	7	-	24	(13)
Lamictal	557	(7)	276	(18)	110	(4)	78	8	83	28
Lovaza	584	(5)	581	(5)	-	-	-	-	-	-
Requip	125	(18)	7	(63)	52	(33)	14	-	51	11
Serevent	129	(10)	51	(2)	55	(17)	4	33	13	(20)
Seroxat/Paxil	285	(16)	-	-	53	(11)	79	(4)	138	(22)
Valtrex	224	(2)	45	26	29	(15)	40	11	106	(2)
Zeffix	182	(26)	13	(13)	12	(25)	140	(28)	16	(5)
Other	1,373	(6)	117	(5)	344	(14)	725	2	139	(5)
	----------	----------
	20,846	1
	----------	----------
 The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which  includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

      Pharmaceuticals and Vaccines turnover
      Three months ended 31 December 2013

	Total		USA		Europe		Emerging Markets		Japan
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,923	7	958	14	454	(4)	227	4	152	13
Avamys/Veramyst	54	(5)	6	(56)	16	23	18	6	9	38
Flixotide/Flovent	209	4	124	8	30	(9)	17	13	12	-
Relvar/Breo	8	-	5	-	-	-	-	-	3	-
Seretide/Advair	1,398	9	741	17	368	(4)	119	6	82	11
Ventolin	175	1	80	3	33	(6)	47	6	3	-
Other	79	(1)	2	(47)	7	(25)	26	(10)	43	10

Oncology	266	24	102	21	89	26	46	22	16	31
Arzerra	19	36	13	30	5	25	-	-	-	-
Mekinist	7	-	7	-	-	-	-	-	-	-
Promacta	52	42	19	27	16	45	6	75	8	43
Tafinlar	11	-	6	-	4	-	-	-	-	-
Tyverb/Tykerb	49	(18)	11	(35)	19	(10)	14	-	4	-
Votrient	90	48	39	34	35	55	11	33	2	>100
Other	38	(12)	7	(37)	10	(19)	15	23	2	(33)

Cardiovascular, metabolic and urology (CVMU)	283	14	116	4	81	13	36	39	33	25
Avodart	226	13	80	1	72	13	27	43	33	25
Other	57	19	36	10	9	13	9	29	-	-

Immuno-inflammation	46	59	41	57	2	50	-	-	-	-
Benlysta	37	28	33	26	2	50	-	-	-	-
Other	9	-	8	-	-	-	-	-	-	-

Other	756	7	54	(49)	199	(3)	285	(3)	107	72
Dermatology	135	(17)	13	(71)	42	(2)	67	3	7	13
Augmentin	165	3	1	-	53	(4)	101	6	4	-
Other anti-bacterials	57	(11)	2	-	18	6	36	(11)	1	-
Rare diseases	130	(1)	27	(24)	34	3	14	(7)	49	11
Other	269	43	11	(53)	52	(10)	67	(15)	46	>100

Vaccines	967	12	243	23	275	-	389	22	8	(44)
Boostrix	91	65	65	97	15	7	7	40	-	-
Cervarix	45	2	1	-	19	38	25	18	(1)	-
Fluarix, FluLaval	87	76	36	>100	21	(23)	22	>100	-	-
Hepatitis	152	(4)	55	(7)	52	2	34	12	-	-
Infanrix, Pediarix	208	(11)	61	(10)	101	(4)	32	(33)	-	-
Rotarix	100	17	24	(4)	15	50	46	31	8	-
Synflorix	161	49	-	-	12	(8)	147	58	-	-
Other	123	(3)	1	<(100)	40	-	76	1	1	-

	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Innovative products	4,241	10	1,514	11	1,100	-	983	9	316	26
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	385	15	171	30	135	1	41	7	15	13
Combivir	31	(26)	11	27	7	(52)	11	(32)	-	(11)
Epzicom/Kivexa	211	28	80	35	88	15	18	70	10	18
Lexiva/Agenerase	28	(9)	18	2	6	(23)	3	(38)	-	(5)
Selzentry	37	(3)	14	(16)	17	11	1	(4)	-	28
Tivicay	15	-	15	-	-	-	-	-	-	-
Trizivir	26	-	16	2	7	(11)	1	>100	-	-
Other	37	12	17	32	10	(11)	7	33	5	2

Established products	947	(9)	321	(10)	176	(11)	275	(7)	150	1
Coreg	29	(3)	29	-	-	-	-	-	-	-
Hepsera	23	(27)	-	-	-	-	15	(36)	6	-
Imigran/Imitrex	46	-	18	6	15	(6)	2	-	6	(13)
Lamictal	152	(3)	77	(15)	28	-	20	16	23	26
Lovaza	140	(5)	139	(5)	-	-	-	-	-	-
Requip	29	(3)	1	-	11	(29)	3	-	14	13
Serevent	31	(9)	13	(8)	14	(13)	1	-	3	(20)
Seroxat/Paxil	69	(14)	-	-	12	(27)	19	(9)	35	(9)
Valtrex	59	(7)	15	(30)	7	17	10	22	26	-
Zeffix	43	(30)	3	(40)	3	-	33	(31)	4	-
Other	326	(10)	26	(18)	86	(11)	172	(1)	33	2
	----------	----------
	5,573	6
	----------	----------

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2013

	Total		USA		Europe		Emerging Markets		Japan
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,640	(2)	816	(3)	418	(1)	182	(6)	105	6
Avamys/Veramyst	55	8	13	(14)	13	8	20	31	5	(13)
Flixotide/Flovent	172	(7)	105	(8)	25	(4)	12	-	9	(8)
Relvar/Breo	-	-	-	-	-	-	-	-	-	-
Seretide/Advair	1,209	(1)	632	(1)	344	(1)	87	(12)	62	8
Ventolin	145	(5)	66	(10)	29	-	39	3	2	50
Other	59	(2)	-	-	7	-	24	(18)	27	9

Oncology	249	23	99	14	91	32	36	19	16	36
Arzerra	18	(11)	13	20	4	(50)	-	-	1	-
Mekinist	3	-	3	-	-	-	-	-	-	-
Promacta	49	43	19	27	15	56	6	100	8	43
Tafinlar	4	-	4	-	-	-	-	-	-	-
Tyverb/Tykerb	53	(7)	14	(18)	21	(10)	12	8	4	(17)
Votrient	91	84	36	38	39	>100	10	100	3	-
Other	31	(26)	10	(51)	12	10	8	(27)	-	-

Cardiovascular, metabolic and urology (CVMU)	262	7	110	(6)	76	20	33	14	28	30
Avodart	207	6	73	(11)	67	17	26	13	28	30
Other	55	11	37	6	9	60	7	17	-	-

Immuno-inflammation	48	>100	45	>100	2	100	1	-	-	-
Benlysta	42	>100	39	100	2	100	1	-	-	-
Other	6	-	6	-	-	-	-	-	-	-

Other	648	4	77	(20)	189	31	266	(7)	55	11
Dermatology	165	2	39	(1)	42	5	70	4	6	-
Augmentin	140	1	-	-	43	5	90	1	3	-
Other anti-bacterials	46	(12)	2	70	13	6	32	(19)	1	-
Rare diseases	125	(1)	30	(26)	32	7	13	-	45	14
Other	172	21	6	(56)	59	>100	61	(17)	-	-

Vaccines	987	3	375	24	273	4	263	(14)	6	(75)
Boostrix	83	4	56	(2)	18	21	4	33	-	-
Cervarix	41	(11)	2	(33)	14	27	25	32	-	-
Fluarix, FluLaval	142	1	104	29	16	(16)	7	(69)	-	-
Hepatitis	168	(1)	81	5	48	(4)	29	(15)	-	-
Infanrix, Pediarix	258	26	100	69	98	1	44	26	-	-
Rotarix	108	5	32	19	17	78	50	2	6	(56)
Synflorix	80	(28)	-	-	12	(8)	66	(32)	-	-
Other	107	4	-	-	50	2	38	(12)	-	-

	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Innovative products	3,834	3	1,522	4	1,049	9	781	(7)	210	3
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	344	(5)	136	3	124	(7)	51	(26)	13	13
Combivir	25	(55)	7	11	8	(50)	8	(73)	1	(10)
Epzicom/Kivexa	190	8	65	(3)	79	8	24	20	9	22
Lexiva/Agenerase	29	(6)	15	(4)	6	(22)	7	8	1	(7)
Selzentry	34	10	16	16	14	2	1	89	1	36
Tivicay	4	-	4	-	-	-	-	-	-	-
Trizivir	24	(4)	15	(1)	8	(19)	2	(4)	-	-
Other	38	(13)	14	-	9	(37)	9	(7)	1	(8)

Established products	906	(9)	320	(3)	172	(14)	245	(18)	149	1
Coreg	36	9	36	9	-	-	-	-	-	-
Hepsera	15	(47)	-	-	-	-	10	(63)	6	(13)
Imigran/Imitrex	47	2	21	18	15	(6)	1	-	6	(22)
Lamictal	139	(6)	70	(16)	27	(4)	19	-	21	30
Lovaza	135	(12)	134	(12)	-	-	-	-	-	-
Requip	36	(5)	3	-	13	(37)	4	-	15	29
Serevent	32	(6)	13	8	13	(25)	1	-	3	(20)
Seroxat/Paxil	64	(9)	-	-	12	(8)	16	(16)	34	(5)
Valtrex	55	17	10	-	8	-	11	-	26	-
Zeffix	27	(57)	3	(25)	3	(25)	16	(69)	4	-
Other	320	(5)	30	22	81	(13)	167	(3)	34	(7)
	----------	----------
	5,084	-
	----------	----------
The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2013
	Total		USA		Europe		Emerging Markets		Japan
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,847	4	914	8	469	(1)	224	10	113	(4)
Avamys/Veramyst	60	(6)	12	(20)	23	5	17	6	3	(38)
Flixotide/Flovent	202	5	124	12	29	(13)	14	-	11	(13)
Relvar/Breo	-	-	-	-	-	-	-	-	-	-
Seretide/Advair	1,358	5	708	8	376	(1)	117	14	70	8
Ventolin	160	7	69	18	32	-	44	-	2	-
Other	67	(9)	1	(54)	9	-	32	19	27	(17)

Oncology	233	17	91	10	80	26	36	23	17	43
Arzerra	17	20	10	22	7	17	-	-	-	-
Mekinist	-	-	-	-	-	-	-	-	-	-
Promacta	45	53	19	38	13	50	5	67	8	50
Tafinlar	1	-	1	-	-	-	-	-	-	-
Tyverb/Tykerb	53	(12)	15	(18)	21	(5)	11	(21)	5	-
Votrient	79	97	36	70	30	100	9	>100	2	-
Other	38	(33)	10	(50)	9	(18)	11	22	2	-

Cardiovascular, metabolic and urology (CVMU)	275	15	122	6	78	16	35	30	28	21
Avodart	221	12	84	1	68	10	27	35	28	21
Other	54	30	38	19	10	67	8	14	-	-

Immuno-inflammation	38	>100	35	>100	2	-	-	-	-	-
Benlysta	38	>100	35	>100	2	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-

Other	649	8	63	-	167	4	298	11	60	23
Dermatology	169	1	31	(35)	44	14	79	18	8	-
Augmentin	150	-	-	-	45	(13)	99	11	3	(25)
Other anti-bacterials	60	6	2	41	14	6	42	9	-	-
Rare diseases	127	21	29	53	32	(3)	12	20	48	27
Other	143	15	1	(74)	32	29	66	2	1	-

Vaccines	786	-	214	14	264	5	247	(13)	11	(43)
Boostrix	68	16	41	8	19	38	5	67	-	-
Cervarix	46	(8)	2	100	13	(20)	25	19	4	(54)
Fluarix, FluLaval	7	40	2	100	(1)	50	5	-	-	-
Hepatitis	170	1	73	3	52	(4)	36	(3)	-	-
Infanrix, Pediarix	218	18	72	31	103	8	28	27	-	-
Rotarix	87	(8)	25	9	16	60	37	(23)	6	(20)
Synflorix	74	(31)	-	-	12	-	60	(37)	-	-
Other	116	(2)	(1)	-	50	(2)	51	(7)	1	-

	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Innovative products	3,828	6	1,439	11	1,060	4	840	3	229	3
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	339	(4)	119	(4)	136	(1)	50	(17)	14	11
Combivir	27	(45)	6	19	10	(43)	9	(60)	1	(14)
Epzicom/Kivexa	193	13	63	6	84	14	23	35	9	21
Lexiva/Agenerase	29	(12)	14	(25)	7	(19)	6	63	1	(17)
Selzentry	35	10	15	5	17	10	2	1	1	51
Tivicay	-	-	-	-	-	-	-	-	-	-
Trizivir	23	(24)	13	(16)	8	(22)	1	-	-	-
Other	32	(18)	8	(26)	10	(6)	9	(22)	2	(11)

Established products	1,018	(10)	331	(11)	175	(16)	321	1	153	(14)
Coreg	33	(6)	33	(9)	-	-	-	-	-	-
Hepsera	31	(3)	-	-	-	-	24	(8)	7	-
Imigran/Imitrex	47	(8)	19	(14)	16	(11)	2	(50)	6	-
Lamictal	133	(8)	63	(18)	27	(10)	20	5	21	25
Lovaza	161	-	161	-	-	-	-	-	-	-
Requip	29	(30)	1	(83)	13	(37)	3	(25)	12	7
Serevent	33	(13)	12	-	14	(13)	1	-	4	(20)
Seroxat/Paxil	79	(24)	-	-	15	(7)	21	-	37	(37)
Valtrex	55	(9)	9	-	7	(30)	10	11	28	-
Zeffix	55	(12)	4	-	3	(25)	44	(11)	4	(17)
Other	362	(9)	29	(37)	80	(15)	196	5	34	(17)
	----------	----------
	5,185	2
	----------	----------
The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Three months ended 31 March 2013
	Total		USA		Europe		Emerging Markets		Japan
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,879	6	906	7	461	(2)	204	8	184	24
Avamys/Veramyst	80	22	11	(21)	17	-	16	23	32	64
Flixotide/Flovent	213	7	129	13	33	(3)	15	15	10	(8)
Relvar/Breo	-	-	-	-	-	-	-	-	-	-
Seretide/Advair	1,309	4	688	8	370	(2)	106	8	63	4
Ventolin	162	4	76	9	33	-	41	-	2	(33)
Other	115	24	2	(71)	8	-	26	8	77	40

Oncology	221	23	88	24	79	26	31	7	14	33
Arzerra	21	67	10	-	11	>100	-	-	-	-
Mekinist	-	-	-	-	-	-	-	-	-	-
Promacta	40	48	16	45	11	38	5	>100	6	40
Tafinlar	-	-	-	-	-	-	-	-	-	-
Tyverb/Tykerb	52	(13)	15	(12)	21	(13)	10	(23)	4	-
Votrient	71	>100	33	>100	26	100	7	75	2	-
Other	37	(19)	14	(18)	10	(33)	9	(10)	2	-

Cardiovascular, metabolic and urology (CVMU)	253	(37)	108	(62)	73	24	31	24	25	22
Avodart	203	10	75	(3)	66	20	24	20	25	22
Other	50	(78)	33	(84)	7	75	7	40	-	-

Immuno-inflammation	29	>100	27	>100	2	100	-	-	-	-
Benlysta	29	>100	27	>100	2	100	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-

Other	621	-	67	(20)	165	(14)	275	9	69	29
Dermatology	162	(6)	32	(37)	42	11	73	7	7	-
Augmentin	175	16	-	-	62	-	103	27	3	-
Other anti-bacterials	61	3	1	(58)	21	3	38	5	1	23
Rare diseases	113	12	27	18	31	(3)	9	-	42	23
Other	110	(18)	7	(13)	9	(77)	52	(9)	16	86

Vaccines	680	(11)	146	(3)	237	4	225	7	11	(88)
Boostrix	46	(4)	21	-	13	8	4	(20)	-	-
Cervarix	40	(69)	1	-	15	7	17	23	7	(93)
Fluarix, FluLaval	15	>100	4	-	(1)	-	9	>100	-	-
Hepatitis	139	(10)	54	(14)	46	(4)	24	(4)	-	-
Infanrix, Pediarix	178	10	38	-	96	3	28	100	-	-
Rotarix	80	7	27	4	11	10	31	14	5	(29)
Synflorix	90	23	-	-	12	33	77	26	-	-
Other	92	(15)	1	-	45	8	35	(42)	(1)	-

	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Innovative products	3,683	(1)	1,342	(7)	1,017	1	766	9	303	(7)
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	318	(5)	126	(10)	131	(6)	29	2	12	19
Combivir	33	(6)	11	>100	14	(23)	7	(32)	1	(7)
Epzicom/Kivexa	169	6	61	-	77	6	13	46	8	25
Lexiva/Agenerase	27	(16)	15	(10)	8	(23)	2	(31)	1	5
Selzentry	37	28	13	4	15	11	2	>100	1	>100
Tivicay	-	-	-	-	-	-	-	-	-	-
Trizivir	24	(11)	14	(7)	9	(15)	-	-	-	-
Other	28	(46)	12	(61)	8	(44)	5	(17)	1	(1)

Established products	1,003	(5)	328	(3)	195	(15)	316	6	143	(9)
Coreg	33	(9)	32	(9)	-	-	-	-	-	-
Hepsera	27	(7)	-	-	-	-	21	(5)	6	-
Imigran/Imitrex	48	9	22	47	17	(6)	2	100	6	(14)
Lamictal	133	(9)	66	(23)	28	(3)	19	12	18	33
Lovaza	148	(3)	147	(3)	-	-	-	-	-	-
Requip	31	(29)	2	(78)	15	(29)	4	33	10	(8)
Serevent	33	(13)	13	(8)	14	(18)	1	-	3	(20)
Seroxat/Paxil	73	(15)	-	-	14	-	23	10	32	(30)
Valtrex	55	(6)	11	57	7	(30)	9	13	26	(6)
Zeffix	57	(2)	3	50	3	(40)	47	2	4	-
Other	365	1	32	72	97	(15)	190	6	38	2
	--------	----------
	5,004	(2)
	--------	----------
The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Pharmaceuticals and Vaccines turnover
Twelve months ended 31 December 2012

	Total	USA	Europe	Emerging Markets	Japan
	------------	----------	----------	----------	----------
	£m	£m	£m	£m	£m
	----------	----------	----------	----------	----------
Respiratory	7,044	3,331	1,789	815	604
Avamys/Veramyst	246	59	62	63	46
Flixotide/Flovent	779	448	122	55	55
Relvar/Breo	-	-	-	-	-
Seretide/Advair	5,046	2,533	1,447	417	309
Ventolin	631	277	126	171	11
Other	342	14	32	109	183

Oncology	798	321	256	131	56
Arzerra	60	38	21	-	-
Mekinist	-	-	-	-	-
Promacta	130	54	36	12	25
Tafinlar	-	-	-	-	-
Tyverb/Tykerb	239	68	87	54	22
Votrient	183	91	66	22	1
Other	186	70	46	43	8

Cardiovascular, metabolic and urology (CVMU)	1,144	620	251	109	110
Avodart	790	317	228	84	110
Other	354	303	23	25	-

Immuno-inflammation	70	65	4	-	-
Benlysta	70	65	4	-	-
Other	-	-	-	-	-

Other	2,630	345	676	1,147	257
Dermatology	680	181	155	279	33
Augmentin	608	1	202	367	16
Other anti-bacterials	233	7	60	158	3
Rare diseases	495	117	123	48	188
Other	614	39	136	295	17

Vaccines	3,325	826	980	1,107	176
Boostrix	238	147	53	16	-
Cervarix	270	6	53	75	132
Fluarix, FluLaval	200	88	43	44	-
Hepatitis	646	266	197	128	-
Infanrix, Pediarix	775	218	376	120	-
Rotarix	360	100	39	159	44
Synflorix	385	-	45	334	-
Other	451	1	174	231	-

	----------	----------	----------	----------	----------
Innovative products	15,011	5,508	3,956	3,309	1,203
		----------	----------	----------	----------
ViiV Healthcare (HIV)	1,374	520	523	198	57
Combivir	179	24	64	79	4
Epzicom/Kivexa	665	243	285	57	36
Lexiva/Agenerase	127	68	33	19	3
Selzentry	128	57	56	4	3
Tivicay	-	-	-	-	-
Trizivir	107	61	37	5	-
Other	168	67	48	34	11

Established products	4,351	1,377	809	1,249	760
Coreg	133	132	-	-	-
Hepsera	126	-	-	95	31
Imigran/Imitrex	190	72	67	7	32
Lamictal	610	332	112	75	78
Lovaza	607	604	-	-	-
Requip	164	19	76	14	55
Serevent	145	51	64	3	20
Seroxat/Paxil	374	(1)	57	84	214
Valtrex	252	35	33	37	130
Zeffix	243	15	16	188	20
Other	1,507	118	384	746	180

	----------
	20,736
	----------

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada,  Puerto  Rico,  Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Consumer Healthcare turnover
Twelve months ended 31 December 2013
	£m	CER%
	------	------
Wellness	1,865	(5)
Oral health	1,884	6
Nutrition	627	12
Skin health	380	6
	------	------
Total	4,756	2
	------	------

USA	951	1
Europe	1,392	(2)
ROW	2,413	5
	------	------
Total	4,756	2
	------	------

Consumer Healthcare turnover
Three months ended 31 December 2013
	£m	CER%
	------	------
Wellness	454	(6)
Oral health	447	4
Nutrition	130	11
Skin health	96	1
	------	------
Total	1,127	-
	------	------

USA	242	(2)
Europe	342	(4)
ROW	543	4
	------	------
Total	1,127	-
	------	------

Consumer Healthcare turnover
Three months ended 30 September 2013
	£m	CER%
	------	------
Wellness	464	(1)
Oral health	476	6
Nutrition	160	12
Skin health	90	11
	------	------
Total	1,190	4
	------	------

USA	233	-
Europe	353	4
ROW	604	6
	------	------
Total	1,190	4
	------	------

Consumer Healthcare turnover
Three months ended 30 June 2013

	£m	CER%
	------	------
Wellness	448	(8)
Oral health	481	8
Nutrition	162	14
Skin health	97	7
	------	------
Total	1,188	2
	------	------

USA	238	5
Europe	343	(3)
ROW	607	4
	------	------
Total	1,188	2
	------	------

Consumer Healthcare turnover
Three months ended 31 March 2013

	£m	CER%
	------	------
Wellness	499	(5)
Oral health	480	5
Nutrition	175	12
Skin health	97	6
	------	------
Total	1,251	1
	------	------

USA	238	3
Europe	354	(5)
ROW	659	5
	------	------
Total	1,251	1
	------	------

Consumer Healthcare turnover
Twelve months ended 31 December 2012

£m
------
Wellness	1,991
Oral health	1,806
Nutrition	590
Skin health	360
------
Total	4,747
------

USA	926
Europe	1,386
ROW	2,435
------
Total	4,747
------

Impact of Divestments on 2013 Core Results

	FY 2013
	Reported £m	Revised £m	Change £m
	------	------	------
Turnover	26,505	25,602	(903)
Cost of sales	(7,549)	(7,075)	474
	------	------	------
Gross profit	18,956	18,527	(429)

Selling, general and administration	(7,928)	(7,749)	179
Research and development	(3,400)	(3,394)	6
Royalty income	387	387	-
	------	------	------
Operating profit	8,015	7,771	(244)
Net finance costs	(692)	(692)	-
Share of after tax profits of associates and joint ventures	43	43	-
	------	------	------
Profit before taxation	7,366	7,122	(244)

Taxation	(1,695)	(1,635)	60
Tax rate%	23.0%	23.0%
	------	------	------
Profit after taxation	5,671	5,487	(184)
	------	------	------

Profit attributable to non-controlling interest	250	250	-
Profit attributable to shareholders	5,421	5,237	(184)
	------	------	------

Earnings per share	112.2p	108.4p	(3.8)p

Weighted average number of shares	4,831	4,831

Reported 2013 Core Results	Q1 2013 £m	Q2 2013 £m	H1 2013 £m	Q3 2013 £m	9M 2013 £m	Q4 2013 £m	FY 2013 £m
	------	------	------	------	------	------	------
Turnover	6,471	6,618	13,089	6,510	19,599	6,906	26,505
Cost of sales	(1,847)	(1,818)	(3,665)	(1,878)	(5,543)	(2,006)	(7,549)
	------	------	------	------	------	------	------
Gross profit	4,624	4,800	9,424	4,632	14,056	4,900	18,956
Selling, general and administration	(1,955)	(2,092)	(4,047)	(1,876)	(5,923)	(2,005)	(7,928)
Research and development	(857)	(847)	(1,704)	(791)	(2,495)	(905)	(3,400)
Royalty income	113	82	195	94	289	98	387
	------	------	------	------	------	------	------
Operating profit	1,925	1,943	3,868	2,059	5,927	2,088	8,015

Net finance costs	(176)	(183)	(359)	(178)	(537)	(155)	(692)
Share of after tax profits of associates and joint ventures	11	7	18	14	32	11	43
	------	------	------	------	------	------	------
Profit before taxation	1,760	1,767	3,527	1,895	5,422	1,944	7,366

Taxation	(394)	(424)	(818)	(446)	(1,264)	(431)	(1,695)
Tax rate %	22.4%	24.0%	23.2%	23.5%	23.3%	22.2%	23.0%
	------	------	------	------	------	------	------
Profit after taxation	1,366	1,343	2,709	1,449	4,158	1,513	5,671
	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	68	64	132	49	181	69	250

Profit attributable to shareholders	1,298	1,279	2,577	1,400	3,977	1,444	5,421
	------	------	------	------	------	------	------

Earnings per share	26.9p	26.3p	53.2p	28.9p	82.1p	30.1p	112.2p

Weighted average number of shares	4,834	4,855	4,844	4,837	4,842	4,798	4,831

Impact of Divestments on 2013 Core Results

	Q1 2013 £m	Q2 2013 £m	H1 2013 £m	Q3 2013 £m	9M 2013 £m	Q4 2013 £m	FY 2013 £m
	------	------	------	------	------	------	------
Turnover	(216)	(245)	(461)	(236)	(697)	(206)	(903)
Cost of sales	118	126	244	127	371	103	474
	------	------	------	------	------	------	------
Gross profit	(98)	(119)	(217)	(109)	(326)	(103)	(429)

Selling, general and administration	47	53	100	45	145	34	179

Research and development	2	1	3	2	5	1	6
	------	------	------	------	------	------	------
Operating profit	(49)	(65)	(114)	(62)	(176)	(68)	(244)
	------	------	------	------	------	------	------
Profit before taxation	(49)	(65)	(114)	(62)	(176)	(68)	(244)

Taxation	12	16	28	15	43	17	60
	------	------	------	------	------	------	------
Profit after taxation	(37)	(49)	(86)	(47)	(133)	(51)	(184)
	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	-	-	-	-	-	-	-

Profit attributable to shareholders	(37)	(49)	(86)	(47)	(133)	(51)	(184)
	------	------	------	------	------	------	------

Earnings per share							(3.8)p

Weighted average number of shares							4,831

Revised 2013 Core Results	Q1 2013 £m	Q2 2013 £m	H1 2013 £m	Q3 2013 £m	9M 2013 £m	Q4 2013 £m	FY 2013 £m
	------	------	------	------	------	------	------
Turnover	6,255	6,373	12,628	6,274	18,902	6,700	25,602
Cost of sales	(1,729)	(1,692)	(3,421)	(1,751)	(5,172)	(1,903)	(7,075)
	------	------	------	------	------	------	------
Gross profit	4,526	4,681	9,207	4,523	13,730	4,797	18,527
Selling, general and administration	(1,908)	(2,039)	(3,947)	(1,831)	(5,778)	(1,971)	(7,749)
Research and development	(855)	(846)	(1,701)	(789)	(2,490)	(904)	(3,394)
Royalty income	113	82	195	94	289	98	387
	------	------	------	------	------	------	------
Operating profit	1,876	1,878	3,754	1,997	5,751	2,020	7,771

Net finance costs	(176)	(183)	(359)	(178)	(537)	(155)	(692)
Share of after tax profits of associates and joint ventures	11	7	18	14	32	11	43
	------	------	------	------	------	------	------
Profit before taxation	1,711	1,702	3,413	1,833	5,246	1,876	7,122

Taxation	(382)	(408)	(790)	(431)	(1,221)	(414)	(1,635)
Tax rate %	22.3%	24.0%	23.1%	23.5%	23.3%	22.1%	23.0%
	------	------	------	------	------	------	------
Profit after taxation	1,329	1,294	2,623	1,402	4,025	1,462	5,487
	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	68	64	132	49	181	69	250

Profit attributable to shareholders	1,261	1,230	2,491	1,353	3,844	1,393	5,237
	------	------	------	------	------	------	------

Earnings per share	26.1p	25.3p	51.4p	28.0p	79.4p	29.0p	108.4p

Weighted average number of shares	4,834	4,855	4,844	4,837	4,842	4,798	4,831

Appendix

Core Results Reconciliations - as previously reported

Three months ended 31 March 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,471						6,471
Cost of sales	(1,847)	(109)		(20)			(1,976)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,624	(109)		(20)			4,495

Selling, general and administration	(1,955)			(60)	(66)	1	(2,080)
Research and development	(857)	(25)	1	(6)		(17)	(904)
Royalty income	113						113
Other operating income/(expense)						(44)	(44)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,925	(134)	1	(86)	(66)	(60)	1,580

Net finance costs	(176)			(2)		(2)	(180)

Share of after tax profits of associates and joint ventures	11						11
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,760	(134)	1	(88)	(66)	(62)	1,411

Taxation	(394)	37		(57)	12	20	(382)
Tax rate %	22.4%						27.1%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,366	(97)	1	(145)	(54)	(42)	1,029
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	68						68

Profit attributable to shareholders	1,298	(97)	1	(145)	(54)	(42)	961
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	26.9p	(2.0)p	-	(3.0)p	(1.1)p	(0.9)p	19.9p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,834						4,834
	------------						------------

Appendix

Three months ended 30 June 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,618						6,618
Cost of sales	(1,818)	(109)		(45)			(1,972)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,800	(109)		(45)			4,646

Selling, general and administration	(2,092)			(99)	(24)	(1)	(2,216)
Research and development	(847)	(24)	(135)	(29)		(14)	(1,049)
Royalty income	82						82
Other operating income/(expense)						(25)	(25)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,943	(133)	(135)	(173)	(24)	(40)	1,438

Net finance costs	(183)			(1)		(2)	(186)

Profit on disposal of associates						29	29

Share of after tax profits of associates and joint ventures	7						7
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,767	(133)	(135)	(174)	(24)	(13)	1,288

Taxation	(424)	36	35	135		14	(204)
Tax rate %	24.0%						15.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,343	(97)	(100)	(39)	(24)	1	1,084
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	64					(25)	39

Profit attributable to shareholders	1,279	(97)	(100)	(39)	(24)	26	1,045
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	26.3p	(2.0)p	(2.1)p	(0.8)p	(0.5)p	0.6p	21.5p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,855						4,855
	------------						------------

Appendix

Six months ended 30 June 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	13,089						13,089
Cost of sales	(3,665)	(218)		(65)			(3,948)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	9,424	(218)		(65)			9,141

Selling, general and administration	(4,047)			(159)	(90)		(4,296)
Research and development	(1,704)	(49)	(134)	(35)		(31)	(1,953)
Royalty income	195						195
Other operating income/(expense)						(69)	(69)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	3,868	(267)	(134)	(259)	(90)	(100)	3,018

Net finance costs	(359)			(3)		(4)	(366)

Profit on disposal of associates						29	29

Share of after tax profits of associates and joint ventures	18						18
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	3,527	(267)	(134)	(262)	(90)	(75)	2,699

Taxation	(818)	73	35	78	12	34	(586)
Tax rate %	23.2%						21.7%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,709	(194)	(99)	(184)	(78)	(41)	2,113
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	132					(25)	107

Profit attributable to shareholders	2,577	(194)	(99)	(184)	(78)	(16)	2,006
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	53.2p	(4.0)p	(2.0)p	(3.8)p	(1.6)p	(0.4)p	41.4p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,844						4,844
	------------						------------

Appendix

Three months ended 30 September 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,510						6,510
Cost of sales	(1,878)	(105)	(81)	(47)			(2,111)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,632	(105)	(81)	(47)			4,399

Selling, general and administration	(1,876)			(34)	(73)	(1)	(1,984)
Research and development	(791)	(25)	(71)	(2)		(11)	(900)
Royalty income	94						94
Other operating income/(expense)	-					(40)	(40)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,059	(130)	(152)	(83)	(73)	(52)	1,569

Net finance costs	(178)			(1)		(2)	(181)

Share of after tax profits of associates and joint ventures	14						14
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,895	(130)	(152)	(84)	(73)	(54)	1,402

Taxation	(446)	35	37	(43)	14	11	(392)
Tax rate %	23.5%						28.0%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,449	(95)	(115)	(127)	(59)	(43)	1,010
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	49					(8)	41

Profit attributable to shareholders	1,400	(95)	(115)	(127)	(59)	(35)	969
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	28.9p	(2.0)p	(2.4)p	(2.6)p	(1.2)p	(0.7)p	20.0p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,837						4,837
	------------						------------

Appendix

Nine months ended 30 September 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	19,599						19,599
Cost of sales	(5,543)	(323)	(81)	(112)			(6,059)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	14,056	(323)	(81)	(112)			13,540

Selling, general and administration	(5,923)			(193)	(163)	(1)	(6,280)
Research and development	(2,495)	(74)	(205)	(37)		(42)	(2,853)
Royalty income	289						289
Other operating income/(expense)	-					(109)	(109)
	------------	------------	------------	------------	------------	------------	------------
Operating profit	5,927	(397)	(286)	(342)	(163)	(152)	4,587

Net finance costs	(537)			(4)		(6)	(547)

Profit on disposal of associates and joint ventures	-					29	29

Share of after tax profits of associates and joint ventures	32						32
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	5,422	(397)	(286)	(346)	(163)	(129)	4,101

Taxation	(1,264)	108	72	35	26	45	(978)
Tax rate %	23.3%						23.8%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	4,158	(289)	(214)	(311)	(137)	(84)	3,123
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	181					(33)	148

Profit attributable to shareholders	3,977	(289)	(214)	(311)	(137)	(51)	2,975
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	82.1p	(6.1)p	(4.4)p	(6.4)p	(2.8)p	(1.0)p	61.4p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,842						4,842
	------------						------------

Appendix

Three months ended 31 December 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,906						6,906
Cost of sales	(2,006)	(127)	(327)	(66)			(2,526)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,900	(127)	(327)	(66)			4,380

Selling, general and administration	(2,005)			(107)	(89)	1	(2,200)
Research and development	(905)	(23)	(126)	(2)		(14)	(1,070)
Royalty income	98						98
Other operating income/(expense)						1,233	1,233
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,088	(150)	(453)	(175)	(89)	1,220	2,441

Net finance costs	(155)			(2)		(2)	(159)

Profit on disposal of associates and joint ventures	-					253	253

Share of after tax profits of associates and joint ventures	11						11
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,944	(150)	(453)	(177)	(89)	1,471	2,546

Taxation	(431)	41	154	110	(17)	102	(41)
Tax rate %	22.2%						1.6%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,513	(109)	(299)	(67)	(106)	1,573	2,505
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	69					(25)	44

Profit attributable to shareholders	1,444	(109)	(299)	(67)	(106)	1,598	2,461
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	30.1p	(2.3)p	(6.2)p	(1.4)p	(2.2)p	33.3p	51.3p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,798						4,798
	------------						------------

Appendix

Year ended 31 December 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	26,505						26,505
Cost of sales	(7,549)	(450)	(408)	(178)			(8,585)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	18,956	(450)	(408)	(178)	-		17,920

Selling, general and administration	(7,928)			(300)	(252)		(8,480)
Research and development	(3,400)	(97)	(331)	(39)		(56)	(3,923)
Royalty income	387						387
Other operating income/(expense)	-					1,124	1,124
	------------	------------	------------	------------	------------	------------	------------
Operating profit	8,015	(547)	(739)	(517)	(252)	1,068	7,028

Net finance costs	(692)			(6)		(8)	(706)

Profit on disposal of interest in associates and joint ventures	-					282	282

Share of after tax profits of associates and joint ventures	43						43
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	7,366	(547)	(739)	(523)	(252)	1,342	6,647

Taxation	(1,695)	149	226	145	9	147	(1,019)
Tax rate %	23.0%						15.3%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	5,671	(398)	(513)	(378)	(243)	1,489	5,628
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	250					(58)	192

Profit attributable to shareholders	5,421	(398)	(513)	(378)	(243)	1,547	5,436
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	112.2p	(8.2)p	(10.7)p	(7.8)p	(5.0)p	32.0p	112.5p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,831						4,831
	------------						------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 21, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc